FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2017

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                                                                                                                                                                                                                   Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished Herewith (and incorporated by reference herein)

Exhibit No.	Description

99.1	Press Release, dated October 26, 2017, with respect to Celestica Inc.’s financial results for the period ended September 30, 2017 and intention to launch a normal course issuer bid

The information contained in Exhibit 99.1 of this Form 6-K is not incorporated by reference into any registration statement (or into any prospectus that forms a part thereof) filed by Celestica Inc. with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date: October 26, 2017	By:	/s/ Elizabeth L. DelBianco
Elizabeth L. DelBianco
Chief Legal and Administrative Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated October 26, 2017, with respect to Celestica Inc.’s financial results for the period September 30, 2017 and intention to launch a normal course issuer bid